Exhibit 99.1

SYLA Solar Strengthens Collaboration with Toho Gas through Investment

Accelerating New Initiatives for a Sustainable Future

TOKYO, January 31, 2025 (GLOBE NEWSWIRE) — SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, announced that its subsidiary, SYLA Solar Co., Ltd. (CEO: Takeshi Fuchiwaki) (“SYLA Solar”) has secured funding through an investment from Toho Gas Co., Ltd. (Headquarters: Atsuta-ku, Nagoya; CEO: Nobuyuki Masuda) (“Toho Gas”).

Investment from Toho Gas

By receiving an investment from Toho Gas, SYLA Solar is further strengthening its collaboration in the renewable energy sector. This partnership will advance the mutual integration of expertise, products, and solutions in energy management, driving initiatives aimed at achieving a carbon-neutral society. Furthermore, through the collaboration with Toho Gas, SYLA Solar will expand its provision of innovative energy solutions to address social challenges, promote the adoption of renewable energy, and reduce environmental impact, all in pursuit of a sustainable future.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on May 15, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Company Contact

Takeshi Fuchiwaki

Director, Chief Growth Officer

irpr@syla.jp